

June 3, 2024

Jeremy J. Welter
Reporting Person
Ashford Inc.
1101 Excalibur Blvd.
Lewisville, TX 75056

      Re: Ashford Inc.
            Scheduled 13D Filed by Jeremy J. Welter
            Filed April 11, 2024
            File No. 005-88416

Dear Jeremy J. Welter:

We have reviewed the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 13D Filed April 11, 2024

General

1. We note the date of the event reported as requiring the filing of the Statement was April 2, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the April 2, 2024 event date, the Schedule 13D submitted on April 11, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. While footnote 1 to the cover page and similar disclosure under Item 5(a) of the Schedule 13D indicate that 68 Common Units are included in the Common Stock reported as beneficially owned by the Reporting Person, it does not appear that such Common Units have been included in the reported 194,615 shares of Common Stock. Please revise or advise.

<u>Item 2, page 3</u>

3. We note the disclosure provided in response to Item 2(c) of Schedule 13D that "[t]he
    Reporting Person is currently self-employed." As required by the terms of Item 2(c),
    please revise to specify the Reporting Person's "present principal occupation or
    employment and the name, principal business and address of any corporation or other
    organization in which such employment is conducted."

<u>Item 3, page 3</u>

4. Item 3 of Schedule 13D requires the beneficial owner to "[s]tate the source and the
    amount of funds or other consideration used or to be used in making the purchases"
    or "[i]f the securities were acquired other than by purchase, describe the method of
    acquisition." The disclosure provided in response to Item 3 does not appear to address this
    requirement. The disclosure provided under Item 4, however, indicates that "[t]he shares
    of Common Stock beneficially owned by the Reporting Person were acquired as
    compensation for his services as an executive officer of the Issuer." Please advise us, with
    a view toward revised disclosure, why the cited disclosure from Item 4 was not provided
    under Item 3 and why the current disclosure under Item 3 was offered as being responsive.

5. The disclosure explains that the Common Units and the Class 2 LTIP Units are each
    ultimately convertible into shares of Common Stock at the option of the Issuer. We also
    note that footnote 1 to the cover page and the disclosure under Item 5(a) of the Statement
    indicate that 68 Common Units and 162,451 Class 2 LTIP Units are included in the
    194,615 shares of Common Stock reported as beneficially owned by the Reporting
    Person. Please advise us, with a view toward revised disclosure, why the Reporting Person
    should be deemed to be the beneficial owner of the shares of Common Stock underlying
    these Common Units and Class 2 LTIP Units if each of these securities is only convertible
    into Common Stock at the option of the Issuer. See Exchange Act Rule 13d-3(d)(1)(i).

6. The disclosure under this item indicates that the Reporting Person's "holdings" consist of,
    among other things, 68 Common Units and 162,451 Class 2 LTIP Units. If the shares of
    Common Stock underlying the Common Units and Class 2 LTIP Units are ultimately
    excluded from the aggregate amount of beneficial ownership reported on this Schedule
    13D, please also revise this disclosure to avoid the impression that the Common Units and
    Class 2 LTIP Units confer a right to acquire beneficial ownership as determined under
    Rule 13d-3(d)(1)(i).

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions